Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold
John C Pollok

2(b) Relationship to Issuer
CFO

2(c) Address Street
122 Captain Lowman Road
Chapin, SC 29036

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities ComputerShare, Inc
250 Royall Street
Canton, MA 02021

Fidelity Investments
PO Box 770001
Cincinnati, OH 45277-0037

3(c) Number of share or other units to be sold
9,000

3(d)Aggregate Market Value
$819,000

3(e) Number of shares or other units outstanding
29,263,537

3(f) Approximate Date of Sale
10/30/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates since 2004


Nature of Acquisition Transaction
Purchases through employer 401k plan;
Equity awards


Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
9,000

Date of Payment:
Various dates since 2004


Nature of Payment:
Purchases through employer 401k plan;
Service


Table II  Securities sold during past 3 months:
N/A